UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K/A

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated February 11, 2020

Commission File Number 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):   ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K (this "Form 6-K/A") is an amendment to the Form 6-K filed by Integrated Media Technology Limited (the "Company") on January 21, 2020 (the "Original Form 6-K"). The Company is filing this Form 6-K/A to amend and supplement the disclosure contained in the Original Form 6-K to provide more information concerning the transactions described therein and to reflect the execution of a supplement agreement to the Purchase Agreement as defined below.

As reported in Form 6-K on January 3, 2020, the Company was short of the required funds to repay certain convertible bonds (the "Convertible Bonds") with principal and accrued interest amounting to HK$23,000,000 (equivalent to approximately US$3.0 million). On January 15, 2020, the Company reached an agreement with the bondholder to repay the Convertible Bonds on the following schedule: i) HK$13 million (or about US$1.7 million) to be paid on January 17, 2020 and ii) the remaining HK$10 million (or about US$1.3 million) to be paid in equal monthly installments over the next four months from February to May, 2020. Furthermore, the parties agreed to increase the interest rate to 15% per annum on the outstanding amount from the date of the maturity of the Convertible Bond on January 3, 2020.

On January 20, 2020, the Company entered into a convertible note purchase agreement (the "Purchase Agreement") with CIMB Limited, an independent third party. Pursuant to the Purchase Agreement, CIMB will loan HK$14 million (about US$1.8 million) under a convertible promissory note (the "Note") with a coupon rate of 10% per annum, maturing in two years from the date of the Purchase Agreement. Interest is payable in cash on a quarterly basis, with the first payment due by March 31, 2020. The Company, at its sole option, may pay interest in ordinary shares based on 75% of the average of the closing prices of its ordinary shares for the five trading days prior to each end-of-quarter interest due date. The holder of the Note has the right to convert the principal and accrued interest to ordinary shares of the Company at a conversion price of US$5.00 per share over the term of the Note. The conversion price is subject to downward adjustment if the Company sells ordinary shares below the conversion price within 12 months after the date of the Purchase Agreement. Both the Company and the holder may request prepayment of the Note at any time without penalty after the Company receives financing of a minimum of US$4 million. The holder of the Note is also entitled to piggyback registration rights.

On February 11, 2020, the Company and the holder of the Note entered into a supplement agreement to the Note Purchase Agreement to limit the total number of ordinary shares of the Company issuable upon conversion of the Note to no more than 19.99% of the total issued and outstanding ordinary shares of the Company as of the date of Purchase Agreement. The supplement agreement further provides that the conversion price shall, in no event, be less than $1.50 per share, subject to regulatory or shareholder approval.

The Note was sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. Copies of the Note and the Purchase Agreement were filed as exhibits to the Original Form 6-K and a copy of the supplement agreement is filed as Exhibit 10.1 to this Form 6-K/A. The foregoing summary of the terms of the Note, the Purchase Agreement and the supplement agreement is subject to, and qualified in its entirety by, the Note, the Purchase Agreement and the supplement agreement, which were incorporated herein by reference.

Financial Statements and Exhibits

Exhibit No.	Description

4.1	Form of Convertible Promissory Note

10.1	Supplement Agreement of Convertible Note Purchase Agreement between Integrated Media Technology Limited and CIMB Limited dated February 11, 2020

10.2*	Convertible Note Purchase Agreement between Integrated Media Technology Limited and CIMB Limited dated January 20, 2020

*   incorporated by reference to the exhibits filed in the Original Form 6K filed on January 21, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 12, 2020

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer